SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Macrocure Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M67872107
(CUSIP Number)

December 31, 2014

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M67872107	13G	Page 2 of 11 Pages
1.	NAMES OF REPORTING PERSONS Viola Private Equity I., L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,822,006 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No. M67872107	13G	Page 3 of 11 Pages
1.	NAMES OF REPORTING PERSONS Viola P.E. GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,822,006 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No. M67872107	13G	Page 4 of 11 Pages
1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,822,006 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No. M67872107	13G	Page 5 of 11 Pages
1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,822,006 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

CUSIP No. M67872107	13G	Page 5 of 11 Pages
1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,822,006 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,822,006 (1)
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,006 (1)
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable.

(2)           Percentage is based on 16,262,465 Ordinary Shares of the Issuer that were issued and outstanding as of November 28, 2014 (which information appeared in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, which was annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

Item 1(a).  Name of Issuer:

The name of the issuer is Macrocure Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s executive offices are located at 25 Hasivim Street, Petach Tikva, 4959383, Israel.

Item 2(a).  Name of Persons Filing:

This Statement of Beneficial Ownership on Schedule 13G (this “Statement”), is being filed by each of: (i) Viola Private Equity I, L.P. (“Viola L.P.”), (ii) Viola P.E. GP Ltd., an Israeli limited liability company (“Viola P.E. GP”), which serves as the managing general partner of Viola L.P. (together with Viola L.P., collectively, the “Reporting Entities”); (iii) Shlomo Dovrat, (iv) Harel Beit-On and (v) Avi Zeevi (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

Viola L.P. directly holds the Ordinary Shares reported in this Statement.  Viola P.E. GP serves as the general partner of Viola L.P. and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP.  The holdings of equity interests of Viola P.E. GP by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola L.P.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.

Item 2(c).  Citizenship:

Viola LP is organized in the Cayman Islands. Viola P.E. GP is organized in the State of Israel. Each of the Reporting Individuals is a citizen of the State of Israel.

Item 2(d).  Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).  CUSIP Number:

The CUSIP number of the Ordinary Shares is M67872107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

With respect to each of the Reporting Persons:

(a)
Amount beneficially owned: 1,822,006 Ordinary Shares (includes 669,898 Ordinary Shares issuable upon the exercise of warrants at an exercise price per share of 0.01 New Israeli Shekels, all of which are currently exercisable)

(b)	Percent of class: 10.8%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,822,006
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,822,006

* The percentage beneficial ownership reflected in this Statement is based on 16,262,465 Ordinary Shares issued and outstanding as of November 28, 2014 (based on information appearing in the Issuer’s proxy statement, dated December 4, 2014, for its special general meeting of shareholders that took place on December 30, 2014, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 4, 2014).

Item 5.          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person.

The various limited partners of Viola L.P. have the right to receive dividends from, and proceeds from the sale of, the 1,822,006 Ordinary Shares held by Viola L.P.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Viola Private Equity I, L.P.

By:	Viola P.E. GP Ltd.
Its general partner

By:	/s/ Harel Beit-On
Name: Harel Beit-On

By:	/s/ Avi Zeevi
Name: Avi Zeevi

Viola P.E. GP Ltd.

By:	/s/ Harel Beit-On
Name: Harel Beit-On

By:	/s/ Avi Zeevi
Avi Zeevi

By:	/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

Avi Zeevi
Avi Zeevi